Exhibit 28(a)

FOR IMMEDIATE RELEASE                                               May 13, 1999

Richmond, Virginia                                     Contact: Robert L. Massey
                                                                    804/559-1310

         Consumat Environmental Systems, Inc. (OTC Bulletin Board: CSMT), announced today its unaudited financial results for the quarter ended March 31, 1999. The Company reported a net loss for the quarter of $320,728 or $0.26 per share on revenues of $220,643. This compares to a net loss of $286,265 or $0.23 per share on revenues of $603,486 for the same quarter of 1998. The first quarter loss followed a net loss of $1,738,086 for the year ended December 31, 1998. As reported in its Annual Report on Form 10-KSB dated March 30, 1999, the Company's revenues were adversely affected by the prolonged uncertainty involving new U.S. E.P.A. regulations and the continuing financial crises in much of Asia. As previously reported, the Company had spent significant resources in recent years marketing its products in Asia. Because of the depressed revenues, the Company has continued to suffer losses resulting in a significant working capital deficit.

         As a result of the Company's weak financial condition, it was unable to make its March 1 and April 1 interest payments on its Senior Debt to Finova Mezzanine Capital (formerly Sirrom Capital Corporation) when due. Finova notified the Company of the default which the Company was able to cure. The Company and Finova have been involved in ongoing negotiations regarding the Company's working capital deficit and the possible restructuring of its Senior Debt. On May 12, 1999 the Company received a default notice from Finova regarding the non-payment of the May 1, 1999 interest payment and giving the Company 10 days to cure the default. At this time, it is unlikely that the Company will be able to cure the default in this period. Moreover, it is unlikely that the value of the assets of the Company will be sufficient to satisfy the Company's repayment obligations under its secured credit facilities.

         In addition, as reported on a Form 8-K, on April 20, 1999 the Company received notice from Peter T. Socha, Director and Chairman of the Board, of his intent to resign as a director as of the earlier of June 15, 1999 or the next annual meeting of the Company. Subsequent to that date, the Company received notices from Charles E. Horner and D. Randolph Graham that they have chosen not to stand for reelection as directors at the next annual meeting.

         Also, as reported on a Form 8-K dated May 5, 1999, the Company was notified by KPMG LLP that they were resigning as the Company's independent public accountants effective immediately.